UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

America’s Car-Mart, Inc.
(formerly Crown Group, Inc.)
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228359 10 5
(CUSIP Number)

Terry Ferraro Schwartz
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, NE
Suite 3100
Atlanta, Georgia 30309-3592
_____________________(404) 815-3731_____________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 228359 10 5	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert J. Kehl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 721,000
	8.	SHARED VOTING POWER 75,000
	9.	SOLE DISPOSITIVE POWER 721,000
	10.	SOURCE OF FUNDS* 75,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228359 10 5	13D	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ruth A. Kehl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SOURCE OF FUNDS* -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.     Security and Issuer.

This filing relates to the ownership of shares of the $.01 par value common stock (the “Common Stock”) of America’s Car-Mart, Inc. (the “Issuer”), a Texas corporation, whose principal executive offices are located at 802 Southeast Plaza Avenue, Suite 200, Bentonville, Arkansas 72712.

Item 2.     Identity and Background.

This amendment is filed to update the beneficial ownership information contained in this schedule. During the period between the last amendment to this schedule (filed October 22, 2001) and this Amendment No. 4, the reporting persons, Robert J. Kehl and his wife, Ruth A. Kehl, have from time to time sold shares of the Issuer’s common stock, thereby reducing their holdings and percentage of ownership. In December 2005, Mrs. Kehl gifted all shares of the Issuer owned by her to her husband, Robert Kehl. Mr. and Mrs. Kehl are United States citizens. The address of Mr. and Mrs. Kehl is 780 Mount Carmel, Dubuque, Iowa 52003. Robert J. Kehl is a former director of the Issuer.

Neither Mr. Kehl nor Mrs. Kehl has during the last five years been convicted in a criminal proceeding or been party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in the Securities of the Issuer.

As of August 15, 2006, Mr. Kehl directly owns 721,000 shares of the Issuer’s Common Stock. The Kehl Family Foundation, of which Mr. Kehl is a director, owns 75,000 shares of the Issuer’s Common Stock. Accordingly, Mr. Kehl beneficially owns 796,000 shares of the Issuer’s Common Stock, or 6.7% of the issued and outstanding Common Stock. Mr. Kehl possesses sole voting and dispositive powers with respect to 721,000 shares, and shared voting and dispositive powers with respect to 75,000 shares.

The following table sets forth information regarding all of the transactions in the Issuer’s Common Stock effected by Mr. Kehl in the past 60 days:

Date	Purchase or Sale	Number of Shares	Price

06/16/06	Sale	1,215	$20.1853
06/21/06	Sale	400	$20.1038
06/26/06	Sale	100	$20.15
06/27/06	Sale	3,700	$20.1592
06/29/06	Sale	12,300	$20.2454
06/30/06	Sale	3,900	$20.2903
07/03/06	Sale	5,000	$20.3349

In December 2005, Ruth A. Kehl ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Page 4 of 6 pages

Item 6.     Contracts, Arrangements, Understandings or Relationships
     with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between any of the reporting persons and any other person with respect to any securities of the Issuer other than as described herein.

Page 5 of 6 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2006	/s/ Robert J. Kehl
Robert J. Kehl

Page 6 of 6 pages